Via EDGAR

December 5, 2016
Securities and Exchange Commission
Washington, DC 20549
Attn: John P. Nolan

Re: Calamos Asset Management, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 11, 2016
Form 10-Q for Fiscal Quarter Ended September 30, 2016
Filed November 4, 2016
File No. 000-51003

Dear Mr. Nolan:
Set forth below is the response of Calamos Asset Management, Inc. (the “Company”) to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in the comment letter dated November 22, 2016 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.
For your convenience, we have reproduced the Staff’s comment below in bold italics, followed by our response. In addition, we have provided proposed additional disclosures which are substantially in the form we would currently anticipate using in future filings.
1. We note your disclosure on page 10 of a loan to Calamos Investments. Please revise future filings     to include additional information related to the loan to allow investors to fully understand the relevant details and the impact of the loan on their returns. Additional information should include, but not be limited to, the following:

•	The business purpose of the loan;

•	Material terms of the loan including the interest rate and maturity date;

•	How loan terms were determined;

•	Any ongoing contractual or other commitment as a result of the loan.
Please provide us your proposed revised disclosure.
Company Response: The Company supplementally advises the Staff that the Company and Calamos Investments LLC (Calamos Investments) entered into an inter-company financing agreement, where Calamos Investments may borrow up to $100 million from CAM through a revolving line of credit. The business purpose of the loan is to manage working capital and provide liquidity, in part, for new seed investments. The material terms of the loan include interest of 0.50% calculated on the basis of 365 days per year and compounded annually. The loan is payable on demand. As borrower, Calamos Investments may pay down or draw from the credit facility at any time without penalty. The terms of the loan were based on an interest rate that the Company could earn at the time of the agreement on a short-term: (i) investment; and (ii) debt instrument by an issuer with credit quality similar to Calamos Investments. The terms were reviewed and approved by the Board of Directors of CAM. There are no ongoing contractual or other commitments as a result of the loan.

In future filings, we will move the following disclosure from footnote 2, Summary of Significant Accounting Policies, Principles of Consolidation to footnote 1, Organization and Description of Business. This disclosure has been modified by the addition of the second paragraph in response to the Staff’s comment:

CAM owns certain assets to which it has exclusive economic rights. As of September 30, 2016, these assets included cash and cash equivalents of $55.8 million, net non-current deferred tax assets of $37.0 million, net current income taxes receivable of $256,000, and a loan receivable from Calamos Investments of $45.0 million. As of December 31, 2015, these assets included cash, cash equivalents and investment securities of $77.3 million, net current and non-current deferred tax assets of $38.3 million, net current income taxes receivable of $355,000, and a loan receivable from Calamos Investments of $25.0 million. These assets are reported together with Calamos Investments’ consolidated assets in the consolidated statements of financial condition. Additionally, net income before income taxes of $23.3 million and $14.5 million for the nine months ended September 30, 2016 and 2015, respectively, each included $303,000 and $721,000, respectively, of interest income and realized gains and losses on cash and cash equivalents held solely by CAM. These portions of CAM’s income and expense are not affected by non-controlling interests.

The loan receivable from Calamos Investments, which is eliminated in consolidation, is pursuant to an interest-bearing revolving line of credit which enables Calamos Investments to manage working capital and provide liquidity, in part, for new seed investments. Calamos Investments may borrow up to $100 million at an interest rate of 0.50% and may draw from or prepay amounts outstanding under the line of credit at any time without penalty. Amounts outstanding under the line of credit are payable on demand. There are no other ongoing contractual or other commitments between CAM and Calamos Investments as a result of this loan.

Please do not hesitate to contact me by telephone at (630) 630-245-7200 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Thomas E. Herman
Name: Thomas E. Herman

Title: Chief Financial Officer

2